

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 30, 2008

Via U.S. Mail and Fax (416) 203-0099
Mr. Hemdat Sawh
Chief Financial Officer
Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, Ontario
Canada M5C 1C4

> **Re:** **Crystallex International Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
>
> **File No. 1-14620**

Dear Mr. Sawh:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 40-F for the fiscal year ended December 31, 2007

General

1.   We note in several places you have referred to information contained in either your reports and filings made on SEDAR or information included on your company website in response to specific disclosure requirements under United States federal securities laws. We note this in particular with respect to the disclosure required under Item 402 and Item 403 of Regulation S-K of the Securities Act of 1933, as amended. Please supplementally discuss the extent to which such cross references satisfy the corresponding disclosure requests under Canadian securities laws, and in particular supplementally describe the extent to which you have incorporated the disclosure included on your company website into the Form 40-F.

Exhibit 1.1 -- Annual Information Form for the Year Ended December 31, 2007

Risk Factors

General

2.   Many of your risk factors contain language such as "there can be no assurance" and "there is no assurance". The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance. In future filings, please remove all such disclosure from the risk factors and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

Political and Economic Instability, page 34

3.   We note your discussion in various places concerning the level of political instability within the Country of Venezuela. In future filings, provide enhanced disclosure as to the nature, extent and impact of such instability and include specific discussions concerning the possibility and impact of such instability on land ownership rights and the possibility of the nationalization of the assets and properties of foreign corporations such as your company.

Exhibit 1.2 – Audited Consolidated Financial Statements for the Year Ended December 31, 2007

Note 2. Significant Accounting Policies

Impairment of long-lived assets, page 7

4.   We note that your non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered. Tell us and disclose what specific factors management has considered in its impairment analysis of the Las Cristinas operations, and, given the lack of a permit to date, why there is a long-term expectation that the carrying amount on your balance sheet will be recovered. Please address the specific requirements of Canadian and U.S. GAAP in this regard. Include how you considered impairment at December 31, 2007, as well as following the denial of the Permit in the quarter ended June 30, 2008, and upon effective denial of the appeal in the quarter ended December 31, 2008. In this regard, tell us whether the Las Cristinas property will be considered impaired for accounting purposes in the fourth quarter of 2008 and, if not, the circumstances that could prompt you to consider the property to be impaired in the future.

Revenue recognition, page 8

5.   We note the disclosure on page 9 of your Management's Discussion and Analysis where you discuss the change made in 2007 to translate Venezuelan bolivars to U.S. dollars using the parallel rate (or market rate) instead of using the official Venezuelan rate of 2,150 bolivars to one U.S. dollar used in prior years. Tell us why this policy change is not disclosed or discussed in your financial statement footnotes. Tell us how the change impacted your financial results and why the impact is not quantified in your MD&A discussion. Finally, tell us why you believe it is appropriate to translate your financial information using the parallel rate instead of the official rate.

 Note 10. Income Taxes, page 22

6.   We note that you recognized unrealized non-cash foreign currency translation gains of $14.3 million during the year ended December 31, 2007, resulting from the translation of the future income tax liabilities at the end of the year in connection with the Las Cristinas asset. Tell us how the $14.3 million was calculated. Also tell us how the entry of $8.8 million for U.S. GAAP purposes was calculated and why there is a Canadian-U.S. GAAP difference.

Note 13. Segmented Information, page 27

7.   We note your segment income for the years ended December 31, 2007 and 2005 attributed to the Las Cristinas development. Tell us and disclose how this segment can reflect income with no related mining revenue or expenses.

Exhibit 1.3 -- Management's Discussion and Analysis for the Year Ended December 31, 2007

Management's Report on Internal Control Over Financial Reporting

8.   We note your disclosure regarding the three material weaknesses in internal control over financial reporting identified as of December 31, 2007. In future filings, please disclose when each material weakness was identified, by whom it was identified, and when the material weakness first began.

Management's Plan to Remediate Material Weaknesses

9.   We note your disclosure regarding the three steps taken to remediate the material weaknesses in internal control over financial reporting identified as of December 31, 2007.   In future filings, please expand your discussion to include any unresolved control deficiencies and material weaknesses and the steps the Company is taking to resolve such issues.

Engineering comments:

Risk Factors, page 33

10.   In your risk factor section you discuss the potential effect of a permitting delay, but not the effect a permit denial or mining contract termination would have on your operations. As a separate risk factor, please discuss the financial consequences of the loss of Las Cristinas Project and possibly the other Venezuelan properties. In addition, please explain whether you have an alternative strategic plan to continue exploration, development or mining operations in other locations. If not, please disclose this fact.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have questions regarding the engineering comments and related matters. You may contact Mike Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director